November 3, 2020
VIA EDGAR TRANSMISSION
CONFIDENTIAL – CORRESPONDENCE

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTN: Andi Carpenter, Staff Attorney

RE: Revised Registrant Response to Commission Comment Letter
  Registrant: Capstone Companies, Inc.
  Form 10-K for the Fiscal Year Ended December 31, 2019
  Form 10-Q for the Fiscal Quarter Ended March 31, 2020
  Form 10-Q for the Fiscal Quarter Ended June 30, 2020
  (“Exchange Act reports” refers to above reports)
  Registrant File Number 000-28831

Dear Division of Corporation Finance:

This letter by Capstone Companies, Inc. (“Company”) is a revised response to the Comment Letter, dated 27 October 2020, (“Comment Letter”) of the Division of Corporation Finance, Office of Manufacturing.   This letter revises and replaces the initial response of the Company, dated 28 October 2020, to the Comment Letter.

Company’s revised response to the Comment Letter is:
SOLE SEC COMMENT:
Form 10-K For The Fiscal Year Ended December 31, 2019
Item 9A Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 47
1. We note on page 48 that your company's management reached a conclusion on internal control over financial reporting twice. Please amend this filing to state your company management's conclusion on disclosure controls and procedures in addition to the conclusion on internal control over financial reporting. Refer to Item 307 of Regulation S-K. This comment applies to the Forms 10-Q for the quarterly period ended March 31, 2020 and June 30, 2020.
Capstone Companies, Inc.
431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441

Ph: (954) 570-8889| Fax: (954)570-6678 | Email: info@capstonecompaniesinc.com
www.capstonecompaniesinc.com

COMPANY RESPONSE:
General. As requested by the Commission Staff, the Company will file amendments to the above captioned Exchange Act reports to make the revisions stated below as well as file amended certifications under Exhibit 31 and Exhibit 32 to those filings, each revised certification being dated as of the date of signing of the revised certification.  The Company is revising the disclosures about controls and procedures and internal control of financial reporting in the Exchange Act reports as set forth below.

FORM 10-K. The Company will file an amendment number one to the Form 10-K for the Fiscal Year Ended December 31, 2019, to revise the “Disclosure Controls and Procedures” and “Internal Control over Financial Reporting” sections in Item 9A Controls and Procedures. The revisions will read as follows:

Item 9A CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms, and that such information is accumulated and communicated to Company’s management, including to Company’s  Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Pursuant to Rule 13a-15 under the Exchange Act, Company’s management, including Stewart Wallach, the Company’s Chief Executive Officer, and James McClinton, the Company’s Chief Financial Officer, evaluated the effectiveness of the design and operation of Company’s disclosure controls and procedures as of December 31, 2019. Based on that evaluation, Company’s Chief Executive Officer and Chief Financial Officer determined that, as of December 31, 2019, the Company’s disclosure controls and procedures were effective.

Internal Control over Financial Reporting (as defined in Rule 13a-15(f) under the Exchange Act)

Management's Annual Report on Internal Control over Financial Reporting. Company management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting refers to the process designed by, or under the supervision of, Company’s Chief Executive Officer and Chief Financial Officer, and effected by Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of Company’s financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that:
Capstone Companies, Inc.
431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441

Ph: (954) 570-8889| Fax: (954)570-6678 | Email: info@capstonecompaniesinc.com
www.capstonecompaniesinc.com

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Company assets;
(2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that Company receipts and expenditures are being made only in accordance with the authorization of Company management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.
Company management assessed the effectiveness of Company’s internal control over financial reporting. In making this assessment, management used the framework set forth in the report entitled “Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, Company management concluded that Company internal control over financial reporting was effective as of December 31, 2019.

Because the Company is a smaller reporting company, this Form 10-K Report does not include an attestation report of Company’s independent registered public accounting firm regarding internal control over financial reporting. Company’s management's report was not subject to attestation by Company’s independent registered public accounting firm.

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Capstone Companies, Inc.
431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441

Ph: (954) 570-8889| Fax: (954)570-6678 | Email: info@capstonecompaniesinc.com
www.capstonecompaniesinc.com

Changes in Internal Control over Financial Reporting (as defined in Rule 13a-15(f) of the Exchange Act)
During the fiscal quarter ended December 31, 2019,  there were no changes in Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Company’s internal control over financial reporting.

March 31, 2020 FORM 10-Q. The Company will file an amendment to the Form 10-Q for the Fiscal Quarter Ended March 31, 2020, to revise the “Disclosure Controls and Procedures” and “Changes in Internal Control Over Financial Reporting” sections in Item 4 Controls and Procedures.  The revisions will read:
ITEM 4. CONTROLS AND PROCEDURES.
Disclosure Controls and Procedures
The Company's management, under the direction of Stewart Wallach, the Company’s Chief Executive Officer and James McClinton, the Company’s Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act. Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in Company’s reports filed with the Commission is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms, and is accumulated and communicated to management, including Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer determined that the Company's disclosure controls and procedures were deemed to be effective as of March 31, 2020.
Changes in Internal Control Over Financial Reporting (as defined in Rule 13a-15(f) of the Exchange Act)
There were no changes in Company’s internal control over financial reporting during the fiscal quarter ended March 31, 2020, that materially affected, or are reasonably likely to materially affect, Company’s internal control over financial reporting.
June 30, 2020 FORM 10-Q. The Company will file an amendment to the Form 10-Q for the Fiscal Quarter Ended June 30, 2020, to revise the “Disclosure Controls and Procedures” and “Changes in Internal Control Over Financial Reporting” sections in Item 4 Controls and Procedures.  The revisions will read:
Capstone Companies, Inc.
431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441

Ph: (954) 570-8889| Fax: (954)570-6678 | Email: info@capstonecompaniesinc.com
www.capstonecompaniesinc.com

ITEM 4. CONTROLS AND PROCEDURES.
Disclosure Controls and Procedures
The Company's management, under the direction of Stewart Wallach, the Company’s  Chief Executive Officer, and James McClinton, the Company’s Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act. Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in Company reports filed with the Commission is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms, and is accumulated and communicated to management, including Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer determined that the Company's disclosure controls and procedures were deemed to be effective as of June 30, 2020.
Changes in Internal Control Over Financial Reporting (as defined in Rule 13a-15(f) of the Exchange Act)
There were no changes in Company’s internal control over financial reporting during the fiscal quarter ended June 30, 2020, that materially affected, or are reasonably likely to materially affect, Company’s internal control over financial reporting.
Acknowledgement. The Company and its management acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Commission Staff.

Please direct any correspondence to James McClinton, Chief Financial Officer, at telephone (954) 570-8889, extension 313, or email: gmcclinton@capstoneindustries.com.

Sincerely,
James McClinton, Chief Financial Officer
Capstone Companies, Inc.
431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441

Ph: (954) 570-8889| Fax: (954)570-6678 | Email: info@capstonecompaniesinc.com
www.capstonecompaniesinc.com